UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. )[1]

CVRx, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

126638105
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X] Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 126638105

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Johnson & Johnson EIN: 22-1024240
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 4,109,573*
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 4,109,573*
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,109,573*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.6% **
12.		TYPE OF REPORTING PERSON CO

* Consists of (i) 3,495,575 shares held by Johnson & Johnson Innovation-JJDC, Inc., a wholly-owned subsidiary of Johnson & Johnson, (ii)  607,725 shares issuable upon exercise of warrants to purchase Common Stock (the “Warrant Shares”) held by Biosense Webster, Inc., a wholly-owned subsidiary of Johnson & Johnson, and (iii) 6,273 shares issuable upon exercise of options to purchase Common Stock (the “Option Shares”) held by Johnson & Johnson Innovation-JJDC, Inc.
** Based on (i) 20,351,779 shares of Common Stock outstanding as of November 8, 2021, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2021 filed with the Securities and Exchange Commission on November 8, 2021 plus (ii) the Option Shares and (iii) the Warrant Shares.

CUSIP No. 126638105

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Johnson & Johnson Innovation-JJDC, Inc. EIN: 22-2007137
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 3,501,848*
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 3,501,848*
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,501,848*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.2% **
12.		TYPE OF REPORTING PERSON CO

* Consists of (i) 3,495,575 shares held by Johnson & Johnson Innovation-JJDC, Inc. and (ii) 6,273 shares issuable upon exercise of options to purchase Common Stock (the “Option Shares”) held by Johnson & Johnson Innovation-JJDC, Inc.
** Based on (i) 20,351,779 shares of Common Stock outstanding as of November 8, 2021, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2021 filed with the Securities and Exchange Commission on November 8, 2021 plus (ii) the Option Shares.

CUSIP No. 126638105
SCHEDULE 13G

ITEM 1(a)	NAME OF ISSUER:

CVRx, Inc.

ITEM 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

9201 West Broadway Avenue, Suite 650, Minneapolis, MN 55445

ITEM 2(a)	NAME OF PERSON FILING:

This statement is being filed by Johnson & Johnson, a New Jersey corporation (“J&J”), and Johnson & Johnson Innovation-JJDC, Inc., a New Jersey corporation (“JJDC”) (together, the Reporting Persons”).  JJDC is a wholly-owned subsidiary of J&J. The securities reported herein as being held by J&J and JJDC are all directly beneficially owned by JJDC, with the exception of the securities that are directly beneficially owned by Biosense Webster, Inc., a wholly-owned subsidiary of J&J.  J&J may be deemed to indirectly beneficially own the securities that are directly beneficially owned by JJDC and Biosense Webster, Inc.  The Joint Filing Agreement between the Reporting Persons is attached hereto as Exhibit 1.

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

J&J: One Johnson & Johnson Plaza, New Brunswick, NJ 08933 JJDC: 410 George Street, New Brunswick, NJ 08901

ITEM 2(c)	CITIZENSHIP:

J&J: New Jersey
JJDC: New Jersey

ITEM 2(d)	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.01 per share (“Common Stock”)

ITEM 2(e)	CUSIP NUMBER:

126638105

ITEM 3	STATEMENTS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B) OR (C):

Not applicable.

CUSIP No. 126638105

ITEM 4	OWNERSHIP:

The information set forth in the cover pages of this Schedule 13G is incorporated herein by reference thereto.

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT COMPANY:

Not applicable.

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10	CERTIFICATION:

Not applicable.

CUSIP No. 126638105

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2022

JOHNSON & JOHNSON
By:	/s/ Matthew Orlando
Name:	Matthew Orlando
Title:	Secretary

JOHNSON & JOHNSON INNOVATION-JJDC, INC.

By:	/s/ Sergio Calvo-Regueros
Name:	Sergio Calvo-Regueros
Title:	Assistant Treasurer

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit 1, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  February 7, 2022

JOHNSON & JOHNSON
By:	/s/ Matthew Orlando
Name:	Matthew Orlando
Title:	Secretary

JOHNSON & JOHNSON INNOVATION-JJDC, INC.

By:	/s/ Sergio Calvo-Regueros
Name:	Sergio Calvo-Regueros
Title:	Assistant Treasurer